Description of Registrant’s SecuritiesExhibit 4.1

The summary of the general terms and provisions of the capital stock of Winmark Corporation set forth below does not purport to be complete and is subject to and qualified by reference to our articles of incorporation and bylaws, each of which is incorporated by reference and included as exhibits to our Annual Report on Form 10-K.  The disclosure below also includes a summary of certain provisions of the Minnesota Business Corporation Act (“MBCA”) applicable to us.  For additional information, please review the applicable provisions of the MBCA referred to below.

Our authorized capital stock consists of 15,000,000 shares of capital securities, no par value.  Our articles of incorporation designate 10,000,000 shares as common stock, and 5,000,000 shares as undesignated.

Common Stock

Holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders, and do not have cumulative voting rights.  Subject to preferences that may be applicable if we were to issue outstanding preferred stock, holders of common stock are entitled to receive dividends, if any, as and when declared by our board of directors.  All outstanding shares of common stock are fully paid and non-assessable.  Holders of common stock have no preemptive, conversion or subscription rights, and there are no redemption or sinking fund provisions applicable to the common stock.  The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock, which we may designate in the future.  In the event of any liquidation, dissolution or winding-up of our affairs, holders of common stock will be entitled to share ratably in our assets that are remaining after payment or provision for payment of all of our debts and obligations and after liquidation payments to holders of outstanding shares of preferred stock, if any.

Transfer Agent

The transfer agent and registrar for our common stock is Equiniti Trust Company.

Listing

Our common stock is listed for trading on the Nasdaq Global Market under the symbol “WINA”.

Ability to Designate Preferred Stock

We currently have no outstanding shares of preferred stock.  Our articles of incorporation have established 5,000,000 shares of capital securities as undesignated.  The board of directors has the right by the MBCA and our articles of incorporation, to adopt resolutions establishing a class or series, setting forth the designation of the class or series, and fixing the relative rights and preferences of the class or series that could be superior in rights to our common stock.

The resolutions for each class or series will fix the designations, powers, preferences, rights, qualifications, limitations and restrictions, including the following:

•the number of shares constituting each class or series;

•voting rights;

•rights and terms of redemption, including sinking fund provisions;

•preemptive rights;

•dividend rights and rates;

•dissolution;

•terms concerning the distribution of assets;

•conversion or exchange terms;

•redemption prices; and

•liquidation preferences.

Our board of directors could authorize the issuance of additional shares of preferred stock with terms and conditions that could have the effect of discouraging a takeover of us.

Anti-Takeover Effects of Provisions of Minnesota Law

Some provisions of Minnesota law and provisions in our articles of incorporation could make an acquisition of us by means of a tender offer; acquisition of us by means of a proxy contest or otherwise; or removal of our incumbent officers and directors more difficult.

Provisions of Minnesota Law

We are governed by the provisions of Section 671 (Control Share Act), Section 673 (Business Combination Act) and Section 675 (Takeover Provisions) of the MBCA.  The following description of certain provisions of the MBCA is only a summary and does not purport to be complete and is qualified in its entirety by reference to the MBCA.

In general, Section 671 of the MBCA provides that shares of an “issuing public corporation,” such as Winmark, acquired by an “acquiring person” in a “control share acquisition” that exceed the threshold of voting power of any of the three ranges identified below will not have voting rights, unless the issuing public company’s shareholders vote to accord such shares the voting rights normally associated with such shares.  A “control share acquisition” is an acquisition, directly or indirectly, by an “acquiring person” (as defined in the MBCA) of beneficial ownership of shares of an issuing public corporation that, but for Section 671, would, when added to all other shares of the issuing public corporation beneficially owned by the acquiring person, entitle the acquiring person, immediately after the acquisition, to exercise or direct the exercise of a new range of voting power of the issuing public corporation with any of the following three ranges: (i) at least 20 percent but less than 33.33 percent; (ii) at least 33.33 percent but less than or equal to 50 percent; and (iii) over 50 percent.  Shares acquired in a control share acquisition in excess of any of the three thresholds will have not voting rights, unless voting rights are accorded to such shares by an affirmative vote by the issuing public company’s shareholders. Certain acquisitions of voting power are exempt from Section 671, including acquisitions directly from the issuing public company.

In general, Section 673 of the MBCA prohibits a public Minnesota corporation from engaging in a business combination with an interested shareholder for a period of four years after the date of the transaction in which the person became an interested shareholder, unless either the business combination or the acquisition by which such person becomes an interested shareholder is approved by a special committee of our board before the person became an interested shareholder.  An “interested shareholder” is a person who is the beneficial owner, directly or indirectly, of 10% or more of voting stock.

In general, Section 675 of the MBCA precludes an offeror from acquiring additional shares of stock (including in acquisitions pursuant to mergers, consolidations or statutory share exchanges) within two years following the completion of a takeover offer, unless shareholders selling their shares in the later acquisition are given the opportunity to sell their shares on terms that are substantially the same as those contained in an earlier takeover offer unless the takeover offer is approved by a special committee of our board of directors.